Exhibit 99.1

BURCON ANNOUNCES FIRST COMMERCIALLY-PRODUCED CLARISOY™

Vancouver, British Columbia, June 18, 2012— Burcon NutraScience Corporation (TSX – BU; NASDAQ - BUR) (“Burcon”) announces today that Archer Daniels Midland Company (“ADM”) has constructed and is operating a commercial-scale production plant in Decatur, Illinois to produce CLARISOY™ 100, the first product to launch in ADM's line of CLARISOY™ soy proteins.

“The first commercially-produced CLARISOY 100 is an important achievement.” said Johann F. Tergesen, president and COO of Burcon, adding, “This milestone also marks a beginning, as ADM expects this first production plant to be the foundation for an entire CLARISOY product line.”

In March 2011, Burcon signed a 20-year license agreement with ADM for the worldwide production, distribution and sale of Burcon’s CLARISOY soy proteins. Under the license agreement, ADM will make royalty payments to Burcon from the sale of CLARISOY products. The license agreement gives ADM exclusive rights across all geographic regions and all potential product applications to produce, market and sell CLARISOY soy proteins.

“ADM has been a world leader in the soy protein business for over 20 years.” said Randy Willardsen, senior vice-president, process, of Burcon, adding, “Their know-how and expertise in production and sale of food ingredients – including their commitment to innovation - makes ADM the ideal company to bring CLARISOY to market.”

CLARISOY 100 is designed to meet the global demand for nutritionally enhanced refreshing beverages and is specifically developed for use in beverages with pH levels below 4.0. CLARISOY 100 provides beverage manufacturers the ability to achieve an FDA “good” or “excellent source” of protein rating.

In low pH beverages, CLARISOY 100 is 100% soluble and transparent. Best used in sports nutrition beverages, citrus-based drinks, fruit-flavored beverages, powdered beverage mixes, fruit juice blends and fortified waters, CLARISOY 100 is the only vegetable-based soluble protein capable of offering both clarity and complete protein nutrition in low pH beverage systems. Extremely heat stable, CLARISOY 100 requires no homogenization or stabilizers in low pH beverages.

“CLARISOY is a timely product,” said Johann F. Tergesen, president and COO of Burcon, adding, “CLARISOY is an ideal protein for food and beverage formulators who want to respond to consumer demands for healthy, great-tasting products made from sustainable plant-based ingredients.”

Burcon is developing a number of additional novel plant protein ingredients including PEAZAZZ™, a uniquely soluble and clean-tasting pea protein isolate as well as Puratein®, Supertein™ and Nutratein™ canola protein isolates.

“With the commercialization of CLARISOY underway, we can focus our efforts on our other most promising technologies. Our goal is to bring all our innovative plant-based proteins to market.” commented Mr. Tergesen.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, the only vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems; PEAZAZZ™ a uniquely soluble and clean-tasting pea protein and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 191 issued patents in various countries, including 34 issued U.S. patents, and in excess of 375 additional pending patent applications, 74 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca